SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |x|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 December 3, 2003 Press Release Announcing Futuremedia Plc's Unaudited Q2 Fiscal 2004 Results.

Exhibit 3 December 3, 2003 Press Release Announcing that Futuremedia Plc Revises Potential Revenue Upwards.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By: /s/ Mats Johansson
   --------------------------------
   Mats Johansson
   Chief Executive Officer

Date:  December 3, 2003


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

                                    EXHIBIT 1


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

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2

PRESS RELEASE

           Futuremedia Plc Announces Unaudited Q2 Fiscal 2004 Results

                 Forward Guidance Substantially Revised Upwards

BRIGHTON, ENGLAND--Dec 3, 2003 -- E-learning solutions provider Futuremedia Plc (NasdaqNM:FMDAY) today announced unaudited financial results for the 3-month period ending October 31, 2003. The Company's financial year ends on April 30.

For the period ending October 31, 2003, the Company reported revenues of GBP295,000 ($500,000). This represents an increase of GBP26,000 ($44,000) or 9.6% on the prior quarter and an increase of GBP20,000 ($34,000), or 7.2% when compared with Q2 fiscal 2003. The Company sustained a trading loss before exceptional items amounting to GBP489,000 ($829,000), an increase of GBP117,000 or 31.5% compared with the prior quarter, and an increase of GBP283,000 or 137% when compared with Q2 2003.

"Futuremedia's circumstances have changed substantially, and our Q2 results reflect the end of a major investment and acquisition cycle which started in early 2002. However, as can be seen from recent press releases, these activities are now starting to justify themselves. We are confident in our expectations that going forward the Company will be reporting profits again," stated Jan Vandamme, Chairman of the Board of Directors.

Mats Johansson, CEO of Futuremedia, said: "During the first two quarters of this fiscal year we moved from the cost control phase to the growth phase of our return to profitability plan. This included the full integration of the Aktivna Ltd and IQdos Ltd businesses into our existing Futuremedia business. It also included the creation of our Learning For All(TM) service, which is now being delivered to Royal Mail, and the development of our blended learning solution, which is now being delivered to the National Health Service."

"Based on the significant growth of these opportunities," continued Mr Johansson, "we decided to make appropriate investments to fully exploit the potential. As a result of this our operating costs, including a major increase in staffing, saw a significant increase ahead of expected revenue, impacting our financial results negatively. This strategy is now clearly bearing fruit as we won over US$1,752,000 (GBP 1,033,000) in new orders during Q2 including a US$848,000 (GBP 500,000) order from the NHS. Furthermore, since the end of Q2 we have received a further US$27.1 million (GBP16 million) in new orders from our Learning For All(TM) contract with Royal Mail."

Mr. Johansson concluded: "With the increased order intake we will generate significantly higher revenues in Q3 and beyond and we plan to return Futuremedia to profitability in this fiscal year (ending April 30, 2004). The exact timing of our return to profitability will be dependent on how fast we are able to continue to increase our capacity to deliver against our order book while at the same time keeping a keen eye on our costs. In summary: Futuremedia's position has shown dramatic further improvement, and we are now in a strong position to become a leader in the growing European e-learning market."

Highlights of the quarter:

August 21, 2003: Mr Carl Kleman, of Stockholm, Sweden, joins the Board of Directors. Mr Kleman has extensive experience in senior management with international technology corporations in Europe and


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

North America, having had leading management positions with amongst others M2S Prokoda GmbH (Germany), Ernst & Young Management Consulting (Sweden), Nokia-Maillefer S.A. (Switzerland), Valmet Automation (USA), and Landis & Gyr France S.A.

August 29, 2003: Futuremedia raises US$ 1.2 million (GBP660,000) in a private placement to fund continuing execution of business plan.

September 2, 2003: The Company confirms its continued listing on Nasdaq Small Cap Market. September 24, 2003: Futuremedia launches new "Learn From Home" product package. The Learning For All(TM) programme offers employees of large corporations a tax-deductible home computer including a substantial software package.

October 22, 2003: Futuremedia wins GBP500,000 (US$ 848,000) contract with Tees and North East Yorkshire NHS Trust for delivery of e-Enablement and Lifelong Learning programmes.

October 24, 2003: Futuremedia announces partnership with UK eLearning.

October 29, 2003: Futuremedia confirms it has won a contract from Britvic Soft Drinks.

Financial results (unaudited):

                                              Three months ended
                                                  October 31,
                                 -------------------------------------------
                                     2003           2003               2002
                                   US$'000         GBP'000            GBP'000
                                 ----------      ----------         ----------

Revenues                               500               295               275

Operating costs                      1,330               784               481

Operating loss                        (829)             (489)             (206)

Exceptional items                     (144)              (85)               --

Net loss                              (974)             (574)             (225)

Weighted shares on issue        83,160,249        83,160,249        43,054,002

Loss/share                           (1.17)c           (0.69)p           (0.52)p


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

                                            Six months ended
                                               October 31,
                                 ----------------------------------------------
                                     2003            2003                2002
                                   US$'000          GBP'000            GBP'000
                                 ----------      -----------       ------------
Revenues                               957               564               617

Operating costs                      2,417             1,425             1,003

Operating loss                      (1,461)             (861)             (386)

Exceptional items                     (606)             (357)               --

Net loss                            (2,068)           (1,219)             (409)

Weighted shares on issue        80,806,429        80,806,429        29,648,374

Loss/share                           (2.56)c           (1.51)p           (1.38)p

US$ values have been translated at the exchange rate at October 31, 2003 of GBP1=US$1.6963.

About Futuremedia PLC

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing complete learning and knowledge transfer solutions, including its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include BP, Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, IDEA, Janssen-Cilag, Hilton International, National Health Service, Royal Mail and Syngenta. Learning content from partners SkillSoft, Intellexis and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ


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

materially from expectations. The risks and uncertainties include the ability of the Company to operate profitably, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT:

     Futuremedia Investor Relations:
     Mats Johansson
     +44 1273 829700
     ir@futuremedia.co.uk

     Futuremedia press information:
     Kay Phelps
     +44 1932 761889
     kay.phelps@btinternet.com


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

                                    EXHIBIT 3


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

PRESS RELEASE

                Futuremedia Plc Revises Potential Revenue Upwards

     Company Confirms Orders From Royal Mail "Learning for All(TM)" Contract
                Now Stand at US$ 27.1 Million (GBP 16.0 Million)

BRIGHTON, ENGLAND--Dec 3, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqNM:FMDAY) today announced that it has received US$27.1 million (GBP16.0 million) in orders since the launch in early November of its Learning For All(TM) programme for Royal Mail employees.

When the Company gave an update on the Royal Mail contract on November 24, 2003, it estimated that the potential revenue from the contract would be in the range of US$12.0 million (GBP 7.5 million) to US$15.0 million (GBP 9.4 million) over three years. The Company is now revising its estimate upwards, to be in the range of US$32 million (GBP20 million) to US$35 million (GBP22 million) for the current promotional campaign ending on the December 23, 2003.

The Company's Learning For All(TM) contract with Royal Mail is for a term of three years. The Company plans to promote the programme through a total of six campaigns. While the uptake in this initial promotional campaign represents a positive indicator with respect to the overall success of the three-year programme, the Company expects the level of uptake in future promotional campaigns to be lower.

The Company's ability to launch future promotions is subject to the terms of the contract and will depend on, among other factors, the success of the programme. The success of any future promotions will in turn depend on, among other factors, the future level of uptake of the programme by Royal Mail employees. At this time the Company cannot give any assurances or guarantees about the likelihood of there being future promotional campaigns, the future success of the such campaigns, or the future financial impact of the full contract on the Company.

"It is very gratifying to see that the initial uptake of the Learning For All(TM) programme by Royal Mail employees has again exceeded our expectations. When we originally announced the contract, we were conservative about our expectations because the success of the programme is dependent on acceptance by individual Royal Mail employees and we could not be sure about how they would react," said Mats Johansson, CEO of Futuremedia. "This further increases the likelihood that other large organisations and companies will see the success of Royal Mail's Learning For All(TM) as a great example of how to give incentives to staff by extending their e-learning capabilities, and we hope, thereby prompting them to implement Learning For All(TM) programmes as well."

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing complete learning and knowledge transfer solutions, including its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.


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

Futuremedia's customers include BP, Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, IDEA, Janssen-Cilag, Hilton International, National Health Service, Royal Mail and Syngenta. Learning content from partners SkillSoft, Intellexis and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:


This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the receptiveness of end-users to Internet and intranet learning and communications products, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contacts:

     Investor relations and Media:
     Mats Johansson, CEO
     T: +44 1273-829700
     ir@futuremedia.co.uk

or

     Annemieke Blondeel
     M: +44 7792 290397


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